FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 3, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES UPDATE OF ITS
COMPENSATION POLICY PROPOSAL FOR ITS EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, September 3, 2013 – Cellcom Israel Ltd. ("the Company") (NYSE: CEL) announced today the following updates to its proposed compensation policy (attached as Appendix A to the Proxy Statement dated August 5, 2013), which is on the agenda for the Company's Extraordinary General Meeting of Shareholders to be held on Thursday, September 12, 2013, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel:

(1) Base Salary - the Company has agreed to  disclose in its annual report the Company's office holders’ average base salary percentile in the reported year (in relation to their peer group), which percentile will be based on a peer group analysis conducted by an independent consultant. The Company's current independent consultant is Prof. Moshe Zviran Ltd.

(2) Cash Bonus - any payout of cash bonuses for any year will be subject to an additional minimum requirement of achieving an annual EBITDA of not less than 60% of the Company's EBITDA for the previous year. Such minimum requirement is in no way indicative of the Company's expectations or estimations for any fiscal year, and will be provided in order to assure shareholders that no cash bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

(3) Equity Based Compensation - the annual exercise  of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism').

(4) Indemnification – the approval of the compensation policy shall not be considered as approval of the indemnification amount to the Company's office holders (over the amounts received from the Company's insurance policy).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.166 million subscribers (as at March 31, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New

York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 3, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel